Exhibit 12




                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges



                                                 (Thousands of Dollars)
                                  Six
                                 Months
                                 Ended
                                June 30,                Year Ended December 31,
                                  1997       1996      1995      1994      1993      1992
Earnings Before Income Taxes
  And Fixed Charges:

  Income from continuing
    operations before income
    taxes                       $291,600   $502,700  $351,790  $292,830  $349,190  $296,020

  Deduct/add equity in
    undistributed (earnings)/
    losses of equity affiliates  (11,250)   (12,310)  (17,770)  106,200   (13,750)  (13,210)

  Add interest on indebtedness,
    net                           37,590     74,790    73,400    60,360    62,860    57,190

  Add amortization of debt
    expense                          630      1,400     1,930     2,220     2,650     2,710

  Add one-third of rentals         3,440      6,150     4,970     4,220     3,190     3,290

  Earnings from continuing
    operations before income
    taxes and fixed charges     $322,010   $572,730  $414,320  $465,830  $404,140  $346,000


Fixed charges:

  Interest on indebtedness
    regarding continuing
    operations                  $ 38,760   $ 77,250  $ 76,460  $ 63,220  $ 63,600  $ 69,890

  Amortization of debt expense       630      1,400     1,930     2,220     2,650     2,710

  One-third of rentals             3,440      6,150     4,970     4,220     3,190     3,290

                                $ 42,830   $ 84,800  $ 83,360  $ 69,660  $ 69,440  $ 75,890

Ratio of earnings to fixed
  charges                            7.5        6.8       5.0       6.7       5.8       4.6